Exhibit 99.1

Industry Canada	Industrie Canada

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

FAIRFAX FINANCIAL HOLDINGS LIMITED
Corporate name / Dénomination sociale

013005-2
Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

/s/ Virginie Ethier

Virginie Ethier
Director / Directeur

2015-08-31
Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Industry Canada	Industrie Canada	Form 4 Articles of Amendment Canada Business Corporations Act (CBCA) (s. 27 or 177)	Formulaire 4 Clauses modificatrices Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1    Corporate name

Dénomination sociale

FAIRFAX FINANCIAL HOLDINGS LIMITED

2    Corporation number

Numéro de la société

013005-2

3    The articles are amended as follows

Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l’annexe ci-jointe

4    Declaration: I certify that I am a director or an officer of the corporation.

Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Eric Salsberg
Eric Salsberg
416-367-4941

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

The Rights, Privileges, Restrictions and Conditions attached to the Multiple Voting Shares and Subordinate Voting Shares of the Corporation are hereby deleted and replaced with the attached.

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

A.            The Multiple Voting Shares and the Subordinate Voting Shares shall have the following rights, privileges, restrictions and conditions:

1.     Dividends

The Multiple Voting Shares and the Subordinate Voting Shares shall participate equally with each other as to dividends, and all dividends on such shares which the directors may determine to declare and pay in respect of any fiscal year of the Corporation shall be declared and paid in equal amounts per share and at the same time on all the Multiple Voting Shares and Subordinate Voting Shares at the time outstanding, without preference or distinction.

2.       Voting Rights

(a)   For the purposes of this clause (2):

“Current Major Shareholders” means any of The Sixty Two Investment Company Limited and any subsidiary in respect of which The Sixty Two Investment Company Limited owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary;

“Permitted Transactions” means, with respect to any particular issuer: i) any issue of securities of the particular issuer to persons who are holders of securities of the particular issuer at the time of the issue (provided that such holders of securities did not become such holders for the purpose of participating in such an issue); ii) any disposition of securities of the particular issuer by the holder thereof to his or her spouse or issue or the spouses of such issue or to the legal personal representatives of any of the foregoing persons, including the holder, or to any trust of which all of the beneficiaries are any one or more of the foregoing persons, including the holder, or to any corporation of which shares entitled to at least 75% of the equity of such corporation and carrying at least 75% of the voting rights attaching to all the outstanding shares of such corporation are owned directly or indirectly, through a trust or otherwise, by or for the benefit of any one or more of the foregoing persons, including the holder; and iii) any issue or disposition of securities of the particular issuer which does not materially affect control of any Current Major Shareholder or any Subsequent Major Shareholder;

“Qualifying Shareholding” means 1,548,000 Multiple Voting Shares;

“Relevant Person” means, in respect of a holder of Multiple Voting Shares, (i) a person or a member of a group of persons who are acting jointly or in concert, where the person or group exercises control or direction over more than 50% of the aggregate number of votes attached to all shares of the holder or otherwise entitled to elect a majority of the directors of the holder, either directly or indirectly through one or more corporations, partnerships or trusts, (ii) a corporation, partnership or trust in the chain of ownership between a person in (i) above and such holder, (iii) a partner of a partnership or a beneficiary, settlor or trustee (other than a trustee that is, or is a subsidiary of, a public corporation) of a trust that is a holder or that is referred to above, and (iv) a person (other than the Corporation) or partnership that does not deal at arm’s length (for purposes of the Tax Act) with the holder or any of the foregoing, in each case determined without regard to shares held by or through the Corporation;

“Subsequent Major Shareholders” means any person or group of persons who are acting jointly or in concert with respect to the affairs of the Corporation (including any subsidiary of any such persons in respect of which any of such persons owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary) and who have become the owners of at least the Qualifying Shareholding contemporaneously with the Current Major Shareholders ceasing to own at least the Qualifying Shareholding;

“Tax Act” means the Income Tax Act (Canada); and

“Transfer Date” means the first date on which Subsequent Major Shareholders become the owners of at least the Qualifying Shareholding.

(b)         Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, the holders of the Multiple Voting Shares shall be entitled to 50 votes for each Multiple Voting Share held, subject to the provisions of this clause (2) and clause (5), and the holders of the Subordinate Voting Shares shall be entitled to 1 vote for each Subordinate Voting Share held.

(c)          The number of votes carried by the Multiple Voting Shares shall be automatically and permanently reduced to 1 vote per share on the first date on which any of the following circumstances exist:

(i)                             neither Current Major Shareholders nor Subsequent Major Shareholders own at least the Qualifying Shareholding;

(ii)                          Subsequent Major Shareholders did not, on or before the Transfer Date, make an unconditional offer to all the holders of Subordinate Voting Shares (other than the Subsequent Major Shareholders) to purchase all of the Subordinate Voting Shares held by them for a consideration per share at least equal to the value of the highest consideration paid on or before the Transfer Date or agreed on or before the Transfer Date to be paid by any of the Subsequent Major Shareholders for any Multiple Voting Share;

(iii)                          there has occurred after July 1, 1986, at a time when Current Major Shareholders own at least the Qualifying Shareholding:

(1) any issue or disposition of securities of any issuer, other than Permitted Transactions, or

(2) any acquisition, reorganization, recapitalization, redemption, reclassification, exchange, consolidation, amalgamation, arrangement, merger or other transaction materially affecting control of any such issuer or Current Major Shareholder, other than Permitted Transactions, which has resulted in effective control of any Current Major Shareholder being acquired by any person or group of persons who are acting jointly or in concert with respect to the affairs of such issuer or such Current Major Shareholder and who did not have effective control prior to such occurrence, and upon or at any time after such occurrence, Current Major Shareholders with respect to which there has been no such occurrence since July 1, 1986 do not continue to own at least the Qualifying Shareholding. For the purpose of the foregoing sentence, if a Current Major Shareholder with respect to which there has been no such occurrence acquires Multiple Voting Shares within 60 days after any such occurrence, it shall be deemed to have owned such shares at the time of such occurrence; or

(iv)                         there exists the situation which would have been described in (iii) above if the word “Current” had been replaced throughout with the word “Subsequent”.

(d)         The number of votes carried by the Multiple Voting Shares shall be automatically reduced to 1 vote per share at any meeting of shareholders if the weighted average trading price of the Subordinate Voting Shares, during any period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of such meeting is mailed to shareholders is, in the principal trading market of the Subordinate Voting Shares, less than the Minimum Market Price per share. In the preceding sentence, the Minimum Market Price means $4.00, provided that if any adjustment to the Conversion Price (as defined in the rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares) would be required to be made pursuant to such rights, privileges, restrictions and conditions at any time or from time to time were any Series 1 Preferred Shares outstanding, a proportionate adjustment shall be made to the then existing Minimum Market Price.

(e)          Notwithstanding any other provision of these share conditions, the aggregate number of votes attached to all of the outstanding Multiple Voting Shares at any particular time shall be limited to represent at such time no more than the least of: (i) such number of votes that equals 41.8% of the aggregate number of votes (calculated after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares, (ii) such number of votes that, together with the number of votes attached to all Subordinate Voting Shares and any other voting shares of the Corporation beneficially owned by holders of Multiple Voting Shares and all other Relevant Persons in respect of such holders or over which such holders or Relevant Persons exercise control or direction, equals, in the aggregate, 49.9% of the aggregate number of votes (calculated after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares, Subordinate Voting Shares and any other voting shares of the Corporation, and (iii) one less than such number of votes that would result in the Corporation being considered to be controlled by a person or partnership or group of persons or partnerships for purposes of the Tax Act, provided that the Multiple Voting Shares shall at no time be entitled to less than 1 vote per share.

3.       Business Combination

(a)   For the purposes of this clause (3):

“Business Combination” means an amalgamation, arrangement, consolidation, exchange, merger or other business combination requiring the approval of the Corporation’s shareholders entitled to vote thereon.

(b)         In the event of a Business Combination, other than a Pro Rata Transaction (as defined in clause (4) below), the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of the Multiple Voting Shares are entitled to receive or elect to receive.

4.       Multiple Voting Share Transaction

(a)   For the purposes of this clause (4):

“Multiple Voting Share Transaction” means an acquisition, redemption, reorganization, recapitalization, reclassification, issuer bid, exchange,

consolidation, amalgamation, arrangement, merger or other transaction which would have the effect of, directly or indirectly, cancelling or otherwise eliminating any or all of the outstanding Multiple Voting Shares, or consolidating or collapsing the Multiple Voting Shares and the Subordinate Voting Shares into a single class of outstanding voting equity securities, but does not include a Pro Rata Transaction.

“Pro Rata Transaction” means (i) a consolidation of Multiple Voting Shares into a lesser number of Multiple Voting Shares simultaneously with the consolidation of Subordinate Voting Shares on the same basis into a lesser number of Subordinate Voting Shares; or (ii) a reorganization of the Corporation pursuant to which the Current Major Shareholders or Subsequent Major Shareholders and the holders of Subordinate Voting Shares are entitled to receive securities in the capital of the Corporation or a successor entity on a pro rata basis in exchange for all Multiple Voting Shares and all Subordinate Voting Shares held; provided, however, that, in the case of the Current Major Shareholders or Subsequent Major Shareholders, such entitlement is not greater than the entitlement of the general body of holders of Subordinate Voting Shares pursuant to such reorganization in relation to the voting and financial participating interests in the Corporation represented by the Multiple Voting Shares and Subordinate Voting Shares, respectively.

(b)         In the event of a Multiple Voting Share Transaction, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, shall in consideration for each Multiple Voting Share, pursuant to such Multiple Voting Share Transaction, only receive one Subordinate Voting Share. For greater certainty, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, shall not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit (as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions as in effect on August 31, 2015, provided that for purposes of clause (a) of such definition, the Multiple Voting Shares and Subordinate Voting Shares shall be considered a single class) in connection therewith.

5.       Shareholder Ratification

(a)   For the purposes of this clause (5):

“Commencement Date” means, subject to subclauses 5(e) and (f), (i) August 31, 2015, (ii) following the completion of the first Five Year Term, January 1, 2021, and (iii) thereafter, each January 1 immediately following the fifth December 31 occurring after a Commencement Date;

“Five Year Term” means, subject to subclauses 5(e) and (f), (i) the period commencing on August 31, 2015 and ending on December 31, 2020, and (ii)

thereafter, the period commencing on a Commencement Date and ending on the fifth December 31 occurring after that Commencement Date;

“Independent Directors” means, at the relevant time of reference, the members of the board of directors of the Corporation who have been determined by the board of directors of the Corporation to be independent within the meaning of applicable securities legislation;

“Key Officer” means Chairman or Chief Executive Officer of the Corporation;

“Ratification Resolution” means a shareholder resolution ratifying the Multiple Voting Shares continuing to have 50 votes per share, and approval of a Ratification Resolution means approval by a simple majority of the votes cast by minority holders of Subordinate Voting Shares, voting separately as a class; and in determining the simple majority of the minority approval for a Ratification Resolution, the Corporation shall exclude the votes attached to the Subordinate Voting Shares that, to the knowledge of the Corporation, or its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of the Corporation; and (iv) the officers and directors of the Corporation and their associates (as defined in the Securities Act (Ontario));

“Ratification Vote” means a shareholder vote held pursuant to subclauses 5(b), (c), (d) or (e) at an annual meeting of shareholders of the Corporation to consider and, if deemed advisable, approve a Ratification Resolution;

“Special Confirmation Vote” means a shareholder vote held pursuant to subclause 5(h) at a meeting of shareholders of the Corporation to consider and, if deemed advisable, approve a Ratification Resolution;

“Special Issuance” means the issue in a transaction of Subordinate Voting Shares representing more than 50% of the aggregate number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares at such time;

“Special Issuance Resolution” means a shareholder resolution approving the Multiple Voting Shares continuing to have 50 votes per share following a Special Issuance, and approval of a Special Issuance Resolution means approval by a simple majority of the votes cast by minority holders of Subordinate Voting Shares, voting separately as a class; and in determining the simple majority of the minority approval for a Special Issuance Resolution, the Corporation shall exclude the votes attached to the Subordinate Voting Shares that, to the knowledge of the Corporation, or its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of the Corporation; and (iv) the officers and directors of the Corporation and their associates (as defined in the Securities Act (Ontario)); and

“Termination Event” means the earliest to occur of: (i) a Ratification Vote being held and a Ratification Resolution not being approved pursuant thereto; (ii) a Ratification Vote not being held at an annual meeting at which such a Ratification Vote was required to be held pursuant to this clause 5; and (iii) a deemed Termination Event pursuant to subclause 5(g) or 5(h) hereof.

(b)         If the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of any Five Year Term is greater than 125% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of such Five Year Term, then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the end of such Five Year Term.

(c)          Where a Ratification Vote was not required to be held in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of a current Five Year Term is greater than 125% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of the most recent Five Year Term during which a Ratification Vote was held (or if a Ratification Vote has never been held, on August 31, 2015), then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the end of such current Five Year Term.

(d)         Where a Ratification Vote was not required to be held in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of any calendar year within the current Five Year Term (the “Acceleration Date”) is greater than 150% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of the most recent Five Year Term during which a Ratification Vote was held (or if a Ratification Vote has never been held, on August 31, 2015), then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the Acceleration Date.

(e)          The Corporation may, upon approval by the board of directors of the Corporation, including the approval of at least two-thirds of the Independent

Directors, elect to hold a Ratification Vote prior to the expiry of the then current Five Year Term.

(f)           Where a Ratification Vote is held and a Ratification Resolution is approved thereat pursuant to subclauses 5(d) or 5(e), thereafter a Commencement Date shall mean and be deemed to mean January 1 of the calendar year during which the Ratification Vote was held and each January 1 immediately following the fifth December 31 occurring after a Commencement Date; provided that if a Ratification Resolution is approved pursuant to subclause 5(e) at a meeting of shareholders at which shareholders approve a specific proposed issuance of Subordinate Voting Shares, any Subordinate Voting Shares issued pursuant to such approval shall be deemed to have been outstanding as of the first such Commencement Date for purposes of subclauses 5(b), (c) and (d) if the text of the Ratification Resolution so provides.

(g)          In the event that the Corporation proposes a Special Issuance, the Corporation shall hold a shareholder vote to consider and, if deemed advisable, approve a Special Issuance Resolution prior to such issuance. If the Special Issuance Resolution is approved, the Corporation may proceed with the Special Issuance and, until the next Ratification Vote has been held, the number of Subordinate Voting Shares issued pursuant to the Special Issuance shall be excluded from the calculation of the number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as of the last day of a Five Year Term for purposes of subclauses 5(b) and 5(c) and as of the last day of a calendar year for purposes of subclause 5(d). If the Special Issuance Resolution is not approved or if the Corporation does not hold a shareholder vote to consider a Special Issuance Resolution, but the Corporation nevertheless proceeds with the Special Issuance, then the failure to receive approval of the Special Issuance Resolution or to hold a shareholder vote to consider the Special Issuance Resolution shall be deemed to be a Termination Event occurring as of the date of the shareholder meeting at which the Special Issuance Resolution was voted upon and not approved (which, for greater certainty, shall be prior to the Special Issuance), or, where no such shareholder meeting was held to consider a Special Issuance Resolution, the date immediately prior to the Special Issuance. For greater certainty, a vote upon a Special Issuance Resolution shall not result in the start of a new Five Year Term.

(h)         In the event that Mr. V. Prem Watsa ceases, for any reason, to serve as a Key Officer, the Corporation shall hold a Special Confirmation Vote not later than the fifth anniversary of the date Mr. V. Prem Watsa ceased to be a Key Officer. Where the Special Confirmation Vote is held and a Ratification Resolution is not approved pursuant to such vote or if the Corporation does not hold a Special Confirmation Vote within the timeframe required pursuant to this subclause 5(h), then the failure to receive approval of the Ratification Resolution or to hold a Special Confirmation Vote shall be deemed to be a

Termination Event occurring as of the date of the shareholder meeting at which the Ratification Resolution was voted upon and not approved, or, where no such shareholder meeting was held to consider the Ratification Resolution, the fifth anniversary of the date Mr. V. Prem Watsa ceased to be a Key Officer.

(i)             Immediately following a Termination Event and without further act or formality, (i) the number of votes attached to each Multiple Voting Share shall equal that number of votes (which may include a fraction) such that the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares as of the date of such Termination Event represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as was the case immediately prior to such Termination Event (including giving effect to any limitation in subclause 2(e)(i) but not any limitation in subclauses 2(e)(ii) or (iii)); (ii) the limitation in subclause 2(e)(i) shall cease to apply; and (iii) the provisions of this clause 5, including subclause 5(g), shall cease to apply and no further Ratification Votes or Special Confirmation Votes will be required. For greater certainty, all other provisions of these share conditions shall continue to apply following such Termination Event, including the limitations in subclauses 2(e)(ii) and (iii).

(j)            The provisions of this clause 5, including subclause 5(g), and the limitation in subclause 2(e)(i) shall cease to apply on the first date on which the number of votes attached to all of the issued and outstanding Multiple Voting Shares (without giving effect to any limitation in subclause 2(e) or any temporary reduction pursuant to subclause 2(d)) is equal to less than 41.8% of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

6.       Restrictions on Creation and Issue of Voting Shares

The Corporation shall not create any class of shares or any additional series of Preferred Shares carrying the right to vote (except in circumstances involving arrears of dividends or except as required by law) or increase the number of authorised Series 1 Preferred Shares or Series 2 Preferred Shares without the prior approval of not less than two-thirds of the votes cast by the holders of the Subordinate Voting Shares at a meeting of the holders of such shares. In addition, the Corporation shall not issue any additional Multiple Voting Shares.

7.       Conversion Right attaching to the Multiple Voting Shares

Each holder of Multiple Voting Shares shall be entitled at his or her option at any time and from time to time to have all or any part of the Multiple Voting Shares held by him or her converted into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share in respect of which the conversion right is exercised. The conversion right provided for in this clause (7) may be exercised by notice in writing given to the transfer agent for the Subordinate Voting Shares accompanied by the certificate representing the Multiple Voting Shares in respect of which the holder desires to exercise such right of conversion, and such notice shall be executed by the person registered on the books of the Corporation as the holder of the Multiple Voting Shares or by his or her duly authorised attorney and shall specify the number of Multiple Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and certificate, the Corporation shall issue or cause to be issued to the holder a certificate representing fully paid Subordinate Voting Shares on the basis prescribed above and in accordance with the provisions hereof. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing in the aggregate the number of Multiple Voting Shares represented by the original certificate which are not to be converted.

8.       Subdivision and Consolidation

Neither the Multiple Voting Shares nor the Subordinate Voting Shares shall be increased in number by reason of being subdivided, nor decreased in number by reason of being consolidated, unless contemporaneously therewith the shares of the other class are subdivided or consolidated in the same proportion and in the same manner.

9.       Additional Issue

The Corporation shall not grant rights to holders of Multiple Voting Shares or Subordinate Voting Shares to acquire additional shares or other securities or property of the Corporation unless the same rights are concurrently given to holders of the other class of shares.

10.     Modification

The provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, shall not be added to, removed or changed unless the addition, removal or change is first approved by: (i) the holders of the shares of each class, either by the vote of two-thirds of the votes cast at a meeting of the holders of such class or by an instrument or instruments in writing signed by the holders of all the outstanding shares of such class, and (ii) any stock exchange upon which the Subordinate Voting Shares are listed at such time, if required by the rules of such exchange.

11.     Rights on Liquidation

Subject to the prior rights of the Preferred Shares and any other shares ranking prior to the Multiple Voting Shares and Subordinate Voting Shares, in the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the property or assets available for distribution shall be paid or distributed equally, share for share, to the holders of the Multiple Voting Shares and the Subordinate Voting Shares, without preference or distinction.